EXHIBIT 2.2

September 1, 2004
Certificate of Share Subscription

ECOSS Inc.

Number of shares subscribed	8,440 shares
Type of shares	Ordinary
Total amount subscribed	JPY 84,400,000
(Issued price per share is JPY 10,000.)

Based on ECOSS’ special meeting of shareholders held on August 23, 2004 and ECOSS’ meeting of the board of directors held on August 30, 2004, EFC has undertaken the above shares as compensation for investment in kind, as noted below.

Investor:	Chihiro Tsuyuki EFC Co., Ltd. Shibuya HUMAX Bldg. 1-14-6 Dougenzaka Shibuya-ku, Tokyo 150-0043

1. Based on the Loan Agreement dated April 30, 2004, JPY84,400,000 of the total principal balance which is JPY88,350,000.